UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2002

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue
Suite 4800
Seattle, WA 98101-3099

Re: Puget Energy, Inc.
Incoming letter dated December 21, 2001

Dear Ms. Morgan:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to Puget Energy by Brian LeTourneau. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Brian LeTourneau
1951 Lakemoor Place
Olympia, WA 98512

PERKINS COIE LLP

1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 21, 2001

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Brian LeTourneau for Inclusion in the Puget Energy, Inc. 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to Puget Energy, Inc., a Washington corporation ("Puget Energy" or the "Company"). On November 12, 2001 Puget Energy received a proposed shareholder resolution and supporting statement from Brian LeTourneau (the "Proponent") for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting. In response to a Company letter dated November 30, 2001 detailing the Company's concerns with the proposal, the Proponent submitted a revised proposal and supporting statement (together the "Revised Proposal") to the Company on December 4, 2001.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Revised Proposal from its 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Puget Energy excludes the Revised Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Puget Energy the undersigned hereby files six copies of this letter and the Revised Proposal, which

(together with its supporting statement) is attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Revised Proposal

The Revised Proposal relates to the Company's corporate governance policies and states, in relevant part:

> *RESOLVE: That the stockholders of Puget Energy Inc., assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors take the necessary steps to implement a policy of improved corporate governance.*

Summary of Bases for Exclusion

We have advised Puget Energy that it may properly exclude the Revised Proposal, or portions thereof, from its 2002 Proxy Statement and form of proxy for the following reasons:

1. The Revised Proposal contains multiple and unrelated sub-proposals in contravention of the one proposal per proponent or one proposal per proposal limitation set forth in Rule 14a-8(c);

2. To the extent the Revised Proposal relates to one distinct issue that includes the annual election of directors and limiting the number of boards the Company's Directors may sit on, it could result in the disqualification of current directors and is therefore excludable under Rule 14a-8(i)(8);

3. Portions of the Revised Proposal have been substantially implemented by the Company and may therefore be excluded under Rule 14a-8(i)(10); and

4. The Revised Proposal is vague and indefinite and portions of it include statements that are false or misleading and therefore properly excludable under Rules 14a-8(i)(3) and 14a-9.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. The Revised Proposal contains multiple and unrelated sub-proposals in contravention of the one proposal per proponent or one proposal per proposal limitation set forth in Rule 14a-8(c).

A shareholder may submit only one proposal for inclusion in a company's annual proxy statement. Rule 14a-8(c). This limitation logically extends to proposals containing multiple sub-proposals or topics for shareholder consideration. Thus, the Staff's traditional position is that the submission of substantially distinct sub-proposals, though submitted under the umbrella of an ostensibly single proposal, is a violation of the Rule 14a-8(c) limitation. *See, for example, Bob Evans Farms, Inc.* (May 15, 2001) (proposal replacing company's current directors and requiring them to engage an investment banker to explore alternatives to enhance the value of the company constituted multiple proposals); *Enova Corp.* (Feb. 9, 1998); (proposal recommending board declassification and election of independent lead director constituted multiple proposals); *Allstate Corp.* (Jan. 29, 1997) (proposals to institute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting constituted multiple proposals). The Staff has stated that multiple proposals, such as those submitted by the Proponent, "are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents." *Release No. 34-12999* (Nov. 22, 1976).

The Revised Proposal was submitted in response to the Company's November 30, 2001 letter to Proponent which set forth the Company's objections to the multiple proposals in the original version. A copy of the Company's letter is attached as **Exhibit B**. The original proposal requested that the "Board of Directors take the necessary steps to implement a policy of improved corporate governance" by adopting 15 different proposed policies, including, for example, "the performance of the CEO be evaluated annually in a meeting of independent directors"; "create a governance committee that regularly assesses the performance of the Board and individual directors"; and "elect all of the directors annually for one-year terms." A copy of the original proposal is attached as **Exhibit C**. The basis for the Proponent's original

proposal apparently was a 1996 Business Week article entitled, *The Best and Worst Corporate Boards*, which included a list of 12 "best practices" common among those boards the article deemed the "best boards." Many of the "best practices" mentioned in the article were repeated almost verbatim in the original proposal.

The Revised Proposal differs only in minor ways from its earlier version—the list of 15 different proposed policies has been deleted—but the Proposal continues to reference board declassification, the Business Week article and, Business Week's "best practices." The resolution remains the same, "that the Board of Directors take the necessary steps to implement a policy of improved corporate governance." Despite Proponent's changes, however, the Revised Proposal continues to cover a broad spectrum of topics under the umbrella of "improved corporate governance" including:

1. declassifying the board of directors;
2. "linking CEO pay to specific performance goals";
3. "having three or fewer inside directors";
4. "paying directors in company stock";
5. "limiting the number of boards on which directors can serve"; and
6. "ensuring that audit, compensation and nominating committees are composed entirely of independent directors."

These topics constitute separate sub-proposals within the Revised Proposal. Moreover, the numerous sub-proposals contained within the Revised Proposal do not relate to any one single distinct and specific issue. Each of the sub-proposals are traditionally the topic of individual shareholder proposals. *See, for example, Honeywell Int., Inc.* (Oct. 26, 2001) (elect directors annually); *Sysco Corp.* (Aug. 10, 2001) (same); *General Motors Corp.* (Mar. 22, 2001) (implement standards for independent directors); *Mattel, Inc.* (Mar. 21, 2001) (same); *Bank of America Corp.* (Feb. 20, 2001) (independent directors on key committees); *Halliburton Co.* (Jan. 31, 2001) (linking pay to performance); *The Boeing Co.* (Mar. 3, 2000) (linking pay to social performance); *Pacific Gas and Elec. Co.* (Jan. 16, 1997) (pay directors solely in

stock). Accordingly, we have advised the Company that it may properly exclude the Revised Proposal from its 2002 Proxy Statement under Rule 14a 8(c).

2. To the extent the Revised Proposal relates to one distinct issue that includes the annual election of directors and limiting the number of boards the Company's Directors may sit on, it could result in the disqualification of current directors and is therefore excludable under Rule 14a-8(i)(8);

In the event the Staff disagrees with the preceding Rule 14a-8(c) argument and interprets the Revised Proposal and its sub-proposals to constitute a single proposal including requests for board declassification and limiting the number of boards the Company's Directors may serve on, we have advised the Company that the Revised Proposal may properly be excluded from its 2002 Proxy Statement under Rule 14a-8(i)(8).

Rule 14a 8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors." The Company's Board of Directors is divided into three classes, with approximately one-third of the board elected annually. Directors are elected to serve three-year terms. Of the Company's directors, only three are up for election in 2002. The Revised Proposal arguably contemplates that the full Board of Directors should be elected at the upcoming meeting of shareholders. If this would be the result of approving the Revised Proposal, or even if the declassification were required to be implemented at the 2002 Annual Meeting of the Company's stockholders, some of the current directors would be prevented from completing terms for which they have already been elected. In addition, passage of the Proposal would create uncertainty about the number of nominees to the Board at the 2003 Annual Meeting. Moreover, the Revised Proposal purports to limit the number of other boards the Company's Directors may sit on. It does not however establish any limit on that number and therefore raises a number of questions as to the continuing qualifications of the Company's Directors who serve on more than one board. These issues relate to an election to office.

The Staff has held numerous times that vaguely-worded proposals to declassify a company's Board of Directors are excludable because they relate to an election for membership on the company's Board of Directors. *See North Bancshares Inc.* (Jan. 29, 1998); *Houston Industries Inc.* (Mar. 28, 1990) (proposal urging the board of

directors to "take such action as may be necessary to provide for the annual election of all 14 directors" excludable); *American Information Technologies Corp.* (Dec. 13, 1985) (similarly-worded proposal contravenes rule against inclusion of proposals relating to election of directors); *First National State Bancorporation* (May 2, 1983); *Chicago Milwaukee Corp.* (Feb. 14, 1978); *Brown Group, Inc.* (Nov. 22, 1977) (proposed resolution that the stockholders "assemble an annual meeting in person and by proxy to abolish or eliminate the stagger system and to have an annual election for the board of directors"). The Proposal is the same in all material respects as the proposals submitted in these no-action letter rulings. The Proponent has made no attempt to provide for protection of the terms of directors already elected, or to clarify that the election scheduled at the 2003 Annual Meeting would not be affected. *See also USX Corp.* (Feb. 13, 1991) (proposal to add minimum stockholding requirement as qualification for service beginning with 1992 annual meeting excludable because it affects directors previously elected). In addition, the Proponent has not defined the appropriate number of other boards the Company's Directors may sit on.

Because the Revised Proposal, if adopted, would disqualify certain directors previously elected from completing their terms on the Board and would affect the number of nominees to the Board at the 2003 Annual Meeting in contravention of Rule 14a-8(i)(8), we have advised the Company that it may properly exclude the Revised Proposal from the Company's 2002 Proxy Statement.

3. Portions of the Revised Proposal have already been substantially implemented by the Company and may therefore be excluded under Rule 14a-8(i)(10).

Proxy Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See SEC Release No. 34-30091* (Aug. 16, 1983); *Masco Corp.* (Mar. 29, 1999); *BankAmerica Corp.* (Feb. 10, 1997). Moreover, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Thus, where a company can demonstrate that it has already adopted policies or *taken*

actions to address each element of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. *See The Gap, Inc.* (Mar. 8, 1996). (Emphasis added.)

The Company has "substantially implemented" five of the Revised Proposal's six sub-proposals. First, the Proposal appears to request that the board "link[] CEO pay to specific performance goals." As explained in the Company's 2001 Proxy Statement on pages 7-9, the Company already links a substantial portion of its CEO and senior-executive officer compensation to the Company's performance and total shareholder return. According to the Joint Compensation and Retirement Committee Report, two of the four goals of the executive compensation program are to (1) "place a significant portion of each executive's total pay at risk to motivate executives to achieve company and individual performance goals"; and (2) "tie long-term incentive compensation to increasing value to the shareholders." These goals are put into practice through the Company's Long-Term Incentive Compensation program, which links executive compensation to the relative total shareholder return. Under this plan, the CEO and other senior executives are awarded contingent grants of common stock that generally "pay in stock at the end of a four-year period, based on [the Company's] cumulative four-year total shareholder return relative to the EEI Combination Gas & Electric Investor-Owned Utilities Index during that period."

Second, the Revised Proposal recommends that the Company "hav[e] three or fewer inside directors." We assume that Proponent's reference to "inside directors" means employee directors. As explained in the Company's 2001 Proxy Statement, of the Company's nine directors, only two, the Company's CEO and the director of a Company subsidiary, are also employees of the Company. The remaining seven directors are outside directors.

Third, the Revised Proposal requests that directors be paid in company stock. The disclosure relating to Director Compensation on page 4 of the Company's 2001 Proxy Statement indicates that at least 40% of the retainer payments made to directors are paid in Company's common stock. Directors may elect to receive 100% of their retainer payments in the form of the Company's common stock, or to defer receipt of shares under the Company's Director's Stock Plan.

Fourth, the Revised Proposal seeks to "limit the number of boards on which directors can serve." The Proponent does not describe the maximum number of

boards any one director may sit on. As described in the Company's 2001 Proxy Statement, of the Company's nine directors, six serve as directors on the boards of two or fewer other companies. Of the Company's remaining three directors, none serves as a director on more than three or four other companies' boards.

Fifth, the Revised Proposal requests that the Company "ensure that audit, compensation and nominating committees are composed entirely of independent directors." As explained above and in the Company's 2001 Proxy Statement, all but two of the Company's directors are outside directors. Although one of the Company's inside directors sits on the Company's nominating committee, neither he nor the Company's other inside director sit on the Company's audit or compensation committees. In other words, two of the three committees mentioned in the Proposal are entirely composed of independent directors, as the Proposal requests.

The Company has "substantially implemented" much of what the Revised Proposal asks the Company to adopt as "improved corporate governance." Accordingly, we have advised the Company that it may omit those portions of the Revised Proposal from its 2002 Proxy Statement under Rule 14a-8(i)(10).

4. The Revised Proposal is vague and indefinite and portions of it include statements that are false or misleading and therefore properly excludable under Rules 14a-8(i)(3) and 14a-9.

A. Vague and Indefinite

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Entire proposals can be excluded if they are vague and indefinite. *See Organogenesis, Inc.* (Apr. 2, 1999).

A proposal is sufficiently vague and indefinite to justify exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See, for example, Organogenesis, Inc.* (Apr. 2, 1999) (proposal setting forth novel procedures for nomination and election of directors excludable); *Philadelphia Electric Co.* (Jul. 30,

1992) (proposal that committee of small stockholders be elected who will present to Board of Directors a plan that "will in some measure equate with the gratuities bestowed on Management, Directors and other employees" sufficiently vague to justify exclusion); *Fuqua Industries, Inc.* (Mar. 12, 1991) (proposal that would prevent any major shareholder which currently has three Board seats from "compromising the ownership of the other stockholders" excludable where "the meaning and application of terms and conditions in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). *See also, for example, Bristol-Myers Squibb Co.* (Feb. 1, 1999) (company may exclude proposal that Bristol-Myers Squibb Company adopt policy "not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives"); *Occidental Petroleum Corp.* (Apr. 4, 1990) (company may exclude proposal that company "not become involved directly or indirectly in activities which have the effect of contributing to the transfer of American resources or technology" to any country which has "demonstrated its anti-Americanism by voting against the position of the United States" in United Nations proceedings).

The Staff has also determined that a proposal is vague and misleading where a corporation and its shareholders might interpret the proposal differently, such that "any actions(s) ultimately taken by the Company upon implementation of the proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." *Occidental Petroleum Corp.* (Feb. 11, 1991); *see also IDACORP, Inc.* (Jan. 9, 2001) (proposal so vague as to be misleading because it required company to determine meaning of "service area"); *Wm. Wrigley Jr. Co.* (Nov. 18, 1998) (meaning of "Employee Charter" vague and misleading); *US West, Inc.* (Feb. 9, 1990) (meaning of "criminal and immoral human behavior" and "sensationalize" vague and misleading); *Wendy's Inc.* (Feb. 6, 1990) (proposal so vague as to be misleading because it required the company to determine what constitutes an "anti-takeover measure"); *Commonwealth Energy System* (Feb. 27, 1989) ("notice"); *Schlitz Brewing Co.* (Mar. 21, 1977) ("excessive and gratuitous violence"); *Public Service Electric & Gas Co.* (Jan. 13, 1978) ("average shareholder" and "average number of shares").

The Revised Proposal's resolution does not define "improved corporate governance" and, therefore, any guidance must be found in the supporting statement.

The supporting statement, however, also fails to clearly describe what it is the Revised Proposal proposes. The supporting statement includes language critical of classified boards (e.g., "a classified board ... entrenches management"), from which a shareholder might imply that the Proponent seeks annual election of directors. On the other hand, the supporting statement includes, in a parenthetical, examples of what the Proponent characterizes as improved corporate governance standards, for example, limiting the number of boards on which the Company's directors may sit, without specifying what would be an appropriate limitation. The result, however, is that shareholders may not know precisely what they are voting either for or against—for example, whether "improved corporate governance" means a declassified board, the "standards" listed in the parenthetical, or something else. Shareholders should not be asked to speculate as to that on which they are voting. The Revised Proposal's ambiguity is likely to lead groups of shareholders to reach different conclusions about the purpose of the Revised Proposal and ultimately cause any action taken by the Company to differ significantly from the actions envisioned by some of the shareholders voting on the Revised Proposal.

In addition, the Staff has recognized that a proposal may be omitted where it does not specify the means for its implementation. *See Gannett Co., Inc.* (Feb. 24, 1998) (proposal excluded because it was "unclear what action the Company would take if the proposal were adopted."); *A.H. Belo Corp.* (Jan. 29, 1998) (proposal excluded because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved."); *Duquesne Light Co.* (Jan. 6, 1981) (excluded proposal requiring the establishment of a national utility stockholders union, but no means for implementation); *Middle South Utilities Inc.* (Mar. 14, 1984) (excluded proposal requiring director's ownership of at least 250 shares, but no means for implementation). The Revised Proposal is void of any guidance that would allow the Company to determine whether or not it had satisfied its obligation to provide "improved corporate governance". Thus, there is a substantial likelihood that the actions taken by the Company would vary from the actions envisioned by the shareholders. Accordingly, we have advised the Company that the Revised Proposal is properly excludable under Rule 14a-8(i)(3)/Rule 14a-9 because it is vague and indefinite.

B. False or Misleading Statements

Rule 14a-8(i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including materially false or misleading statements in their proxy statements. This includes portions of a proposal that contain false or misleading statements, or statements that inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sep. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Security Financial Bancorp.* (Jul. 6, 2001); *Sysco Corp.* (Apr. 10, 2001).

First, the following statements within the Revised Proposal are properly excludable unless modified under Proxy Rule 14a-8(i)(3) and 14a-9 because they inappropriately and misleadingly cast what we believe are opinions as a statement of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *Sysco Corp.* (Aug. 10, 2001); *DT Indus., Inc.* (Aug. 10, 2001).

- [paragraph 4] *"The statement did not contain nearly enough information to evaluate the quality of corporate governance at Puget Energy."*
- [paragraph 5] *"During the last year Puget Energy has done nothing to evaluate or improve the corporate governance of the company."*
- [paragraph 5] *"If any action has been taken, it certainly has not been communicated to stockholders."*
- [paragraph 5] *"Positive corporate governance would increase the professionalism of the board of directors and add value to the company that will flow through to shareholders."*

Second, the following statement within the Revised Proposal is properly excludable unless modified under Rules 14a-8(i)(3) and 14a-9 because it asserts facts without any documentation for verification. *See APW, Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

- [paragraph 2] *"A classified board, a common form of shark repellent, entrenches management, and can make a takeover of Puget Energy more difficult."*

The Proponent should be required to provide the appropriate documentation to support the foregoing assertion. Accordingly, we have advised the Company that unless the foregoing statements are revised or deleted, it may properly omit them from the Revised Proposal pursuant to Rules 14a-8(i)(3) and 14a-9.

* * * * *

For the foregoing reasons, we believe that the Revised Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Puget Energy anticipates that its 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J Sue Morgan

JSM:rh
Enclosure
cc: Brian LeTourneau
James W. Eldredge, Puget Energy, Inc.

EXHIBIT A

Received 12/4/01

1951 Lakemoor Place
Olympia, Washington 98512
December 2, 2001

Mr. James W. Eldredge, CPA
Puget Energy
P.O. Box 97034 OBC-15
Bellevue, WA 98009-9734

Dear Mr. Eldredge:

I received your letter on December 1. I have requested that American Express Financial send you documentation that I own 200 shares of Puget Energy Inc. and that I have been a stockholder for more than one year from the time my proposal was made. You should be hearing from American Express Financial within a few days.

In order to eliminate the objections that you have raised to my resolution for improved corporate governance I have revised my proposal.

RESOLVE: That the stockholders of Puget Energy Inc., assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors take the necessary steps to implement a policy of improved corporate governance.

STATEMENT IN SUPPORT OF THIS RESOLUTION: After the Puget Energy annual meeting on June 23, 1999 I wrote to William S. Weaver, the CEO, to express my dissatisfaction with the short time allowed at the annual meeting for stockholders' questions and comments. The shortness of the meeting prevented me from asking Mr. Weaver how a classified board of directors (electing a third of the directors each year for three year terms rather an annual election of all directors for a one year term) was in the best interests of the stockholders. A classified board, a common form of shark repellent, entrenches management, and can make a takeover of Puget Energy more difficult.

Mr. Weaver's response to my concerns was to send me "Corporate Governance Out of Focus: The Debate Over Classified Board, The Business Lawyer, Vol. 54, May, 1999, pp. 1023-1055. The article argued that the research on the effect of classified boards on shareholder value is equivocally, and that companies should focus on "a well-run corporate governance program."

In August of 1999 I submitted a request to Puget Energy to evaluate its corporate governance according to standards frequently mentioned in the business press. Most of the governance standards that I advocated in my request were taken from John A. Byrne, "The Best and Worst Corporate Boards," Business Week, November 25, 1996, pp. 82-106. The article by John Byrne listed 13 standards for improved corporate governance (e.g., linking CEO pay to specific performance goals, having three or fewer inside directors, paying directors in company stock, limiting the number of boards on which directors can serve, ensuring that audit, compensation

and nominating committees are composed entirely of independent directors, etc.) Puget Energy's response to my request was to send me a copy of the June 23, 1999, Proxy Statement. The statement did not contain nearly enough information to evaluate the quality of corporate governance at Puget Energy.

During the last year Puget Energy has done nothing to evaluate or improve the corporate governance of the company. If any action has been taken, it certainly has not been communicated to stockholders. Positive corporate governance would increase the professionalism of the board of directors and add value to the company that will flow through to shareholders.

Sincerely,

Brian LeTourneau

Brian LeTourneau

PUGET ENERGY.

BY OVERNIGHT MAIL

Mr. Brian LeTourneau
1951 Lakemoor Place
Olympia, WA 98512

November 30, 2001

Re: Shareholder Proposal

Dear Mr. LeTourneau:

I am writing in response to your attached letter dated November 12, 2001, submitting a shareholder proposal concerning several of the Puget Energy's corporate governance practices (the "Proposal"). I received the letter in the US mail on November 19, 2001. I appreciate your willingness to submit the Proposal well in advance of the submission deadline as it enables me to communicate with proponents in a timely manner regarding any concerns the Company may have relative to their proposals.

To that end, I wish to bring to your attention a few of the Company's concerns with the Proposal that I hope we can resolve informally without asking the SEC to intervene. First, your letter indicates that you are the beneficial owner of 200 shares of the Company's common stock. Proxy Rule 14a-8(b)(2) requires that non-registered shareholders, or beneficial owners, demonstrate their eligibility to submit a shareholder proposal by either submitting to the Company a written statement from the "record holder" (usually a banker or broker) verifying that at the time the proposal was submitted the requisite number of securities were held for at least one continuous year or by providing a copy of any of the filings indicated in the rules. I ask that you please provide the appropriate documentation.

Second, I note that your Proposal appears to include 15 different topic areas or sub-proposals. Under Proxy Rule 14a-8(c), a shareholder proponent may submit "no more than one proposal to a company for a particular shareholder's meeting." This rule also precludes the submission of numerous sub-proposals within one proposal. *See for example, no action letters released by the SEC on this topic, Bob Evans Farms, Inc.* (May 31, 2001); *BostonFed Bancorp, Inc.* (Mar. 5, 2001); *American Electric Power Company,*

Inc. (Jan. 2, 2001). I ask that you please submit a revised version of the Proposal that speaks to only one distinct issue or topic for shareholder consideration.

Finally, I note that it appears that your Proposal, including both the Resolve and Supporting Statement clauses, is approximately 549 words in length. Proxy Rule 14a-8(d) limits a proposal to no more than 500 words. I ask that you please submit a revised version of the Proposal that conforms with this requirement.

As each of the foregoing concerns relate to "procedural defects" within the Proposal, I ask that you submit the appropriate documentation of beneficial ownership and a revised version of the Proposal within 14 days of receipt of this letter, as required under Proxy Rule 14a-8(f)(1).

I also want to advise you that the Company is continuing to evaluate whether it will seek to exclude portions or all of the entire Proposal from its 2002 Proxy Statement by requesting a no-action letter from the SEC. The Company reserves its right to do so if it concludes that there are substantive bases for exclusion under Proxy Rule 14a-8(i).

I would be happy to discuss with you any issues in connection with the Proposal. Please feel free to contact me directly at your earliest convenience. I look forward to hearing from you. My phone number in Bellevue is (425) 462-3135.

Sincerely,

Jim Eldredge

James W. Eldredge
Corporate Secretary

1951 Lakemoor Place
Olympia, Washington 98512
November 12, 2001

Mr. William S. Weaver
Puget Energy
P.O. Box 97034
Bellevue, WA 98009-9734

Jim

Dear Sir:

I am the owner of 200 shares of common stock in Puget Energy Inc. My shares are being held in Street Name by American Express Financial, 70400 AXP Financial Center, Minneapolis, MN 55474. As a stockholder in Puget Energy, I am putting forth the resolution that follows and requesting that it be included in the next proxy statement to be sent out to all the stockholders.

RESOLVE: That the stockholders of Puget Energy Inc., assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors take the necessary steps to implement a policy of improved corporate governance, specifically that:

1. The performance of the CEO be evaluated annually in a meeting of independent directors.
2. CEO pay be linked to specific performance goals.
3. The board of directors review and approve long-range and one-year operating plans.
4. Create a governance committee that regularly assesses the performance of the board and individual directors.
5. Pay retainer fees to directors in company stock
6. Require each director to own a significant amount of company stock.
7. Have no more than two or three inside directors.
8. Require directors to retire at 70 years of age.
9. Place limits on the number of boards on which Puget Energy directors can serve.
10. Ensure that the audit, compensation, and nominating committees are composed entirely of independent directors.
11. Ban directors who directly or indirectly draw consulting, legal, or other fees form the company.
12. Ban interlocking directorates.
13. Require that directors attend 75% or more of the board meetings
14. Have at least one outside director with experience in the company's core business.
15. Elect all of the directors annually for one-year terms.

STATEMENT IN SUPPORT OF THIS RESOLUTION: After the Puget Energy annual meeting on June 23, 1999 I wrote to William S. Weaver, the CEO, to express my dissatisfaction with the short time allowed at the annual meeting for stockholders' questions and comments. The shortness of the meeting prevented me from asking Mr. Weaver how a classified board of directors (electing a third of the directors each year for three year terms rather an annual election of all directors for a one year term) was in the best interests of the stockholders. A classified board, a common form of shark repellent, entrenches management, and can make a takeover of Puget Energy more difficult.

Mr. Weaver's response to my concerns was to send me "Corporate Governance Out of Focus: The Debate Over Classified Board, The Business Lawyer, Vol. 54, May, 1999, pp. 1023-1055. The article argued that the research on the effect of classified boards and on shareholder value is equivocally, and that companies should focus on "a well-run corporate governance program."

In August of 1999 I submitted a request to Puget Energy to evaluate its corporate governance according to standards frequently mentioned in the business press. Most of the governance standards that I advocated in my request were taken from John A. Byrne, "The Best and Worst Corporate Boards," Business Week, November 25, 1996, pp. 82-106 (See 1 through 12 and number 15 above). Puget Energy's response was to send me a copy of the June 23, 1999, Proxy Statement. The statement did not contain nearly enough information to evaluate the quality of corporate governance at Puget Energy.

During the last year Puget Energy has done nothing to evaluate or improve the corporate governance of the company. If any action has been taken, it certainly has not been communicated to stockholders. Positive corporate governance would increase the professionalism of the board of directors and add value of the company that will flow through to shareholders.

Sincerely,

Brian LeTourneau

Brian LeTourneau

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Puget Energy, Inc.
Incoming letter dated December 21, 2001

The proposal requests that the board take the necessary steps to implement a policy of "improved corporate governance."

There appears to be some basis for your view that Puget Energy may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Puget Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Puget Energy relies.

Sincerely,

Grace K. Lee
Attorney-Advisor